Exhibit 99.1

HudBay Minerals Inc.

Interim Consolidated Financial Statements
 For the Period Ended September 30, 2005
(expressed in Canadian dollars)

HudBay Minerals Inc. Consolidated Balance Sheet As at September 30, 2005 and December 31, 2004 (expressed in thousands of Canadian dollars)

	September 30, 2005 (unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents (note 9a)	$125,880	$64,553
Accounts receivable	71,147	73,210
Inventories	90,937	100,282
Prepaid expenses and other assets	9,458	3,496
Current portion of fair value of derivatives	2,886	3,418
Future income taxes	12,900	12,900

	313,208	257,859

Investments	463	463
Property, plant and equipment (note 4)	370,078	358,662
Deferred financing costs and intangible assets	8,890	10,152
Restricted cash	—	13,000
Environmental deposits	1,755	1,789
Fair value of derivatives	372	772

	694,766	642,697

Liabilities
Current liabilities
Accounts payable	61,679	64,669
Accrued liabilities	26,156	26,548
Interest payable on long-term debt	4,080	563
Current portion of obligations under capital leases	3,774	3,338
Current portion of long-term debt	4,000	2,000
Current portion of pension obligation	16,042	12,650
Current portion of other employee future benefits	2,106	2,012

	117,837	111,780

Obligations under capital leases	9,987	11,719
Debt obligations (note 9a)	213,379	223,529
Pension obligation	49,925	57,437
Other employee future benefits	60,172	57,929
Asset retirement obligation	28,503	27,120
Other non-current liabilities	—	417

	479,803	489,931

Shareholders' equity
Common shares (note 5a)	141,368	120,138
Warrants (note 5b)	31,723	35,850
Contributed surplus (see note 5c)	7,144	3,288
Cumulative translation adjustments	(63)	(24)
Retained earnings (deficit)	34,791	(6,486)

	214,963	152,766

	$694,766	$642,697

The Notes constitute an integral part of the consolidated financial statements.

Hudbay Minerals Inc. Consolidated Statement of Operations For the periods ended September 30, 2005 and 2004 (expressed in thousands of Canadian dollars except share and per share amounts) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Sales	$169,264	$—	$478,977	$—

Expenses
Operating	125,366	872	357,189	2,586
General and administrative	3,130	1,061	11,364	1,978
Stock-based compensation (note 5c)	591	484	1,945	644
Depreciation and amortization	13,618	40	39,570	115
Accretion	655	41	1,956	53
Exploration	3,930	417	7,715	1,315
Foreign exchange loss	2,850	—	2,176	—

	150,140	2,915	421,915	6,691

Operating earnings (loss)	19,124	(2,915)	57,062	(6,691)
Other income	1,243	5	2,348	19
Amortization of deferred financing costs	(353)	—	(1,060)	—
Foreign exchange gain (loss) on long-term debt	10,973	(146)	6,878	(64)
Gain on derivative instruments	1,544	—	2,089	—
Interest expense	(5,375)	(225)	(16,763)	(723)

Earnings (loss) before taxes	27,156	(3,281)	50,554	(7,459)
Taxes (recovery)	3,751	—	9,277	(397)

Earnings (loss) for the period	$23,405	$(3,281)	$41,277	$(7,062)

Earnings (loss) per share
Basic	$.28	$(.48)	$.51	$(1.10)
Diluted (note 5d)	$.28	note 5d	$.51	note 5d
Weighted average number of commons shares outstanding
Basic	83,782,135	6,881,816	81,020,128	6,431,090
Diluted (note 5d)	84,064,498	note 5d	81,495,026	note 5d

The Notes constitute an integral part of the consolidated financial statements.

Hudbay Minerals Inc. Consolidated Statement of Retained Earnings (Deficit) For the periods ended September 30, 2005 and 2004 (expressed in thousands of Canadian dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Retained earnings (deficit) — beginning of period
As previously stated	$11,386	$(21,979)	$(6,486)	$(19,096)
Changes in accounting policies
Exploration	—	(1,487)	—	(589)

As restated	11,386	(23,466)	(6,486)	(19,685)
Earnings (loss) for the period	23,405	(3,281)	41,277	(7,062)

Retained earnings (deficit) — end of period	$34,791	$(26,747)	$34,791	$(26,747)

The Notes constitute an integral part of the consolidated financial statements.

Hudbay Minerals Inc. Consolidated Statement of Cash Flow (expressed in thousands of Canadian dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Cash generated (utilized) by:
Operating activities
Earnings (loss) for the period	$23,405	$(3,281)	$41,277	$(7,062)
Items not affecting cash
Depreciation and amortization	13,618	40	39,570	115
Accretion of debt component of convertible debentures	—	156	—	489
Accretion on asset retirement obligation	655	41	1,956	53
Non-cash interest	225	—	727	—
Future income taxes	3,225	—	8,695	(397)
Unrealized portion of change in fair value of derivative	(699)	—	932	—
Amortization of deferred financing charges	354	499	1,061	499
Stock-based compensation	591	484	1,945	644
Unrealized foreign exchange gain on debt	(10,972)	32	(6,877)	32
Unrealized foreign exchange loss on cash held in foreign currency	4,761	—	3,797	—
Net change in other non-cash operating items	(2,000)	(67)	(2,261)	—

	33,163	(2,096)	90,822	(5,627)
Net change in non-cash working capital items (note 9c)	(11,349)	1,144	(3,114)	1,028

	21,814	(952)	87,708	(4,599)

Investing activities
Increase in environmental deposits	55	45	34	(284)
Decrease (increase) in restricted cash	—	—	13,000	—
Property, plant and equipment expenditures	(15,396)	(10)	(50,986)	(2,131)

	(15,341)	35	(37,952)	(2,415)

Financing activities
Financing and acquisition costs	—	(529)	(350)	(1,306)
Decrease in debenture subscription receivable	—	—	—	2,000
Issuance of common shares	—	—	—	600
Proceeds on exercise of stock options	—	—	—	64
Proceeds on exercise of warrants	—	—	—	104
Repayments of obligations under capital lease	(912)	—	(1,296)	—
Repayment of debt obligations	—	—	(2,000)	—
Issuance of shares and warrants	1,113	1,307	19,014	6,390

	201	778	15,368	7,852

Unrealized foreign exchange loss on cash held in foreign currency	(4,761)	—	(3,797)	—

Change in cash and cash equivalents	1,913	(139)	61,327	838
Cash and cash equivalents — beginning of period	123,967	3,091	64,553	2,114

Cash and cash equivalents — end of period	125,880	2,952	125,880	2,952

The Notes constitute an integral part of the consolidated financial statements.

HudBay Minerals Inc. Notes to the Interim Consolidated Financial Statements (expressed in thousands of Canadian dollars unless otherwise noted) (Unaudited)

1      Nature of the Operations

  HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company is incorporated under the Ontario Business Corporations Act. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

  On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS"). As a result, the Company's primary business activity is now base metals production with facilities consisting of mines, mills and a metallurgical complex for the extraction of copper and zinc in the Provinces of Manitoba and Saskatchewan.

  Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation that has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

2      Basis of Presentation and Principles of Consolidation

  The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and followed the same accounting principles and methods of application as those disclosed in Note 1 to the Company's consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company's consolidated financial statements included in its 2004 Annual Report.

  These interim consolidated financial statements include the accounts of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint control. Inter-company accounts and transactions have been eliminated on consolidation.

3      Acquisition of Hudson Bay Mining and Smelting Co., Limited

  On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo American of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 was determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 was based on a similar method to the valuation of the warrants issued in the public offering. The acquisition is being accounted for by the purchase method.

  The following table summarizes the preliminary allocation of the purchase consideration based on management's original best estimate of the fair value of the assets and liabilities acquired on the date of acquisition (December 21, 2004):

Current assets (including cash of $51,504)	$229,601
Investments	463
Property, plant and equipment	349,358
Intangible assets	552
Current liabilities	(72,665)
Debt obligations	(15,179)
Pensions and post-retirement benefit obligations	(130,353)
Asset retirement obligations	(26,213)
Obligations under capital leases	(15,074)
Other non-current liabilities	(376)

$320,114

  Management expects to obtain additional information in the last quarter of 2005, including independent valuations, that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

4      Property, Plant and Equipment

	September 30, 2005	December 31, 2004
Property, plant and equipment	$214,668	$203,705
Accumulated depreciation	(11,793)	(418)

	202,875	203,287

Mine development	196,212	156,189
Accumulated amortization	(29,009)	(814)

	167,203	155,375

	$370,078	$358,662

5      Share Capital

  (a)
  Common shares

    Authorized: Unlimited common shares

    Issued:

	Number of Common Shares	Amount
Balance, December 31, 2003	5,661,592	$21,379
Issued for debt	5,334	40
Issued on private placements, net	2,382,466	7,817
Issued pursuant to public offering	69,694,778	156,813
Cancellation of repurchased shares	(340,000)	(336)
Exercise of warrants	28,030	160
Exercise of options	19,334	64
Value attributed to warrants issued	—	(29,465)
Tax effect of flow through shares	—	(397)
Share issue costs	—	(13,958)
Elimination of fractional shares	(906)	—
Stated capital reduction	—	(21,979)

Balance, December 31, 2004	77,450,628	120,138
Exercise of warrants	2,476,371	7,736
Issued on private placement, flow-through shares	806,452	2,323

Balance, March 31, 2005	80,733,451	130,197
Exercise of warrants	788,054	2,808
Issued on private placement, flow-through shares	2,193,000	7,078

Balance, June 30, 2005	83,714,505	140,083
Exercise of warrants	475,293	1,389

Balance, September 30, 2005	84,189,798	$141,368

    On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $2,323. The proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2005 taxation year.

    On June 22, 2005, the Company completed a private placement of 2,193,000 flow-through common shares at a price of $3.42 per share for aggregate gross proceeds of approximately $7,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $7,102. The proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2005 taxation year.

    Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 were exercised during the nine months ended September 30, 2005 aggregating the following amounts: 77,109,663 warrants to purchase 2,570,322 common shares for proceeds of $6,651.

  (b)
  Warrants

    Pursuant to the share consolidation effective December 21, 2004, 30 common share purchase warrants are required to purchase one common share.

	Number	Amount
Balance outstanding, December 31, 2003	74,894,424	$4,433
Issued on private placements	40,140,997	2,380
Issued pursuant to public offering(1)	1,045,421,667	27,181
Issued to agents for public offering	115,050,600	2,078
Warrants repurchased	(5,100,000)	(173)
Exercised	(840,909)	(43)
Cancelled	(88,456)	(6)

Balance outstanding, December 31, 2004	1,269,478,323	35,850
Exercised	(74,291,193)	(1,391)
Expired	(350,000)	(10)

Balance outstanding, March 31, 2005	1,194,837,130	34,449
Exercised	(23,641,660)	(655)
Expired	(9,455,650)	(473)

Balance outstanding, June 30, 2005	1,161,739,820	33,321
Exercised	(14,258,810)	(276)
Expired	(28,515,369)	(1,426)

Balance outstanding September 30, 2005	1,118,965,641,451	$31,619

(1)
Listed on Toronto Stock Exchange

    Warrants outstanding to acquire common shares of the Company at September 30, 2005 are as follows:

Warrants Outstanding		Exercise Price Per Warrant	Expiry Date
250,000		0.10	October 3, 2005
33,000,000		U.S. 0.12	October 9-21, 2005
768,400		U.S. 0.12	January 13, 2006
1,984,200		0.30	December 23-31, 2005
406,840		0.25	December 30, 2005
15,553,797		0.20	March 31, 2006
2,072,450		0.06	September 28, 2006
396,860		0.05	September 28, 2006
2,589,000		0.12	November 30, 2006
517,800		0.09	November 30, 2006
37,940,937		0.086	December 21, 2006
1,023,485,357	(1)	0.105	December 21, 2009

1,118,965,641		(1) Listed on The Toronto Stock Exchange

  (c)
  Stock option plan:

    During the nine months ended September 30, 2005, options in respect of 605,667 common shares expired or were cancelled.

	Number of Shares	Weighted Average Exercise Price
Balance outstanding, December 31, 2003	550,000	$5.08
Cancelled	(334,167)	4.80
Granted	466,667	3.60
Exercised	(19,333)	3.30

Balance outstanding, December 31, 2004	663,167	3.60
Cancelled	(293,334)	3.56

Balance outstanding, March 31, 2005	369,833	3.63
Granted	3,640,000	2.59
Cancelled	(312,333)	4.26

Balance outstanding, June 30 and September 30, 2005	3,697,500	$2.61

    Under the Company's stock option plan (the "Plan") approved in June, 2005, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, and directors of the Company for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% are exercisable immediately, the next 33 1/3% are exercisable after one year, and the last 33 1/3% exercisable after two years. Shares in respect of which options are not exercised as well as shares in respect of which options are exercised, shall become available for the grant of subsequent options. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted. Certain restrictions apply on the issuance of options pursuant to the Plan.

    The fair value of the options granted during 2005 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

    Stock-based compensation for the three months amounted to $591 and $1,945 for the nine months ended September 30, 2005.

    The following table summarizes the options outstanding at September 30, 2005.

Number of options outstanding	Exercise price	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average remaining contractual life (years)
5,000	$4.50	0.7	5,000	0.7
11,667	7.50	1.9	11,667	1.9
40,833	3.00	2.8	40,833	2.8
3,640,000	2.59	9.6	1,213,212	9.6

3,697,500			1,270,712

  (d)
  Earnings (loss) per share:

    Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings per share calculation is increased by the number of common shares potentially issuable upon exercise of all outstanding options and warrants that had an exercise price higher than the average market price during the period.

    The conversion of stock options and warrants to calculate fully diluted was not done for the nine months ended September 30, 2004, because the conversion would have been anti-dilutive.

6      Investment in Joint Venture

  Considar Metal Marketing SA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a Joint Venture in which the Company holds a 50% interest. The Joint Venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc., carries on the business of providing metal marketing to customers in various metal related industries.

  The following is a summary of the Company's 50% pro rata share of the assets, liabilities, revenues and expenses of the Considar Metal Marketing SA Joint Venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to inter-company eliminations.

	September 30 2005	December 31 2004
Assets
Current assets
Cash	$840	$1,405
Accounts receivable	21,039	20,262
Inventories	30,026	27,394
Prepaid expense and other assets	66	56
Fair value of derivatives	2,886	3,418

	54,857	52,535

Fair value of derivatives	372	772
Property, plant and equipment	96	112

	55,325	53,419

Liabilities
Current liabilities
Accounts payable and accrued liabilities	51,221	48,578
Fair value of derivatives	63	178
Deferred charge	180	508

	51,464	49,264

Future income tax payable	1,121	1,290

Shareholders' equity
Share capital	1,605	1,605
Cumulative translation adjustment	(372)	(333)
Retained earnings	1,507	1,593

	2,740	2,865

	$55,325	$53,419

6      Investment in Joint Venture (continued)

	For the Three Months Ended September 30, 2005	For the Nine Months Ended September 30, 2005
Revenues	$91,090	$252,555

Costs and expenses
Operating, general and administrative	91,813	254,718
Depreciation and amortization	8	23
Foreign exchange (gain)	(7)	32

	91,814	254,773

Operating earnings (loss)	(724)	(2,218)
Other income	(7)	5
Gain (loss) on derivative instruments	1,544	2,089

Earnings (loss) before taxes	813	(124)
Taxes	(314)	38

Earnings (loss) for the period	499	(86)

Cash flow resulting from operating activities	$(7,374)	$(479)

7      Segmented Information

  The Company is an integrated base metals producer and operates in a single reportable operating segment.

  The Company's revenue by significant product types:

	For the Three Months Ended September 30, 2005	For the Nine Months Ended September 30, 2005
Revenues
Copper	$94,157	$263,165
Zinc	34,167	100,947
Zinc oxide	17,317	53,303
Gold	11,669	39,484
Other	11,954	22,078

	$169,264	$478,977

8      Risk Management

  The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk and foreign exchange risk.

  (a)
  Foreign currency

    In 2004, the Company paid US$1.2 million to purchase an option giving it the right but not the obligation to pay an additional US$2.9 million to purchase US dollar put options. The put options secure the right, but not the obligation to sell US$4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The additional US$2.9 million was paid in 2005, and this together with the initial option payment, has been recorded in Prepaid expenses and other assets and will be amortized over the life of the option.

  (b)
  Commodity price

    Through its joint venture interest in Considar Metal Marketing SA, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide, and accordingly, enters into forward zinc purchase contracts. Although in management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity price risk, the Company has not to designate these as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and, accordingly, has accounted for these derivative instruments using the fair value accounting method.

    At September 30, 2005, the joint venture had outstanding forward contracts to purchase 14,319 tonnes of zinc at prices ranging from US$834 to US$1,449 per tonne with settlement dates in the next three years.

9      Other Supplementary Information

  (a)
  Debt obligations

	September 30, 2005	December 31, 2004
Province of Manitoba	$13,907	$15,179
Senior secured notes	203,472	210,350

	217,379	225,529
Less: Current portion of long-term debt	4,000	2,000

	$213,379	$223,529

    The terms of the loan from the Province of Manitoba have been amended whereby the Company must meet certain minimal employment levels and exploration expenditures in each calendar year to maintain the interest-free nature of the loan. The interest rate applicable if the terms are not met varies from Crown Rate to Crown Rate plus 4% depending on the shortfall. For the current calendar year, management believes the restrictions will be met and no interest will be payable.

    The Company has outstanding letters of credit in the amount of $35.2 million that are secured by an equal amount of cash.

    The Company received a commitment from the Bank of Nova Scotia to establish a revolving operating credit facility of $25 million. The first $25 million is committed, with the remainder contingent upon meeting certain conditions precedent. The facility is expected to close before the end of the year.

  (b)
  Defined pension and other future employee benefit expense

	For the Three Months Ended September 30, 2005	For the Nine Months Ended September 30, 2005
Pension expense	$2,325	$6,975

Other future employee benefits expense	$1,254	$3,658

  (c)
  Supplemental cash flow information

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2005	2004	2005	2004
Net change in non-cash working capital items
Accounts receivable	$(199)	$—	$2,063	$—
Inventories	7,414	—	9,345	—
Accounts payable and accrued liabilities	(9,120)	796	(12,077)	783
Interest payable	(6,871)	—	3,517	—
Prepaid expenses and other assets	(2,573)	348	(5,962)	245

	$(11,349)	$1,144	$(3,114)	$1,028

Taxes paid	$201	—	$783	—
Interest paid	$12,020	—	$12,518	$156

10    Hudson Bay Mining and Smelting Co., Limited

  As indicated in Note 3, the Company acquired HBMS on December 21, 2004. The following highlights key financial information of HBMS prior to consolidation.

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2005	2004	2005	2004
Total revenues	$169,257	$117,236	$478,967	$392,114
Net earnings	$16,712	$15,187	$46,314	$38,800
Long term financial debt (excluding current portion)	$223,366	$26,336	$223,366	$26,336
Total assets	$869,457	$576,759	$869,457	$576,759

  Included in total assets for 2005 is an intercompany account in the amount of $203,472 due from the Company.

11    Comparative Figures

  Certain of the prior period's comparative numbers have been restated to conform to the current period's presentation.

12    Subsequent Events

  On October 11, the Company, through its wholly owned subsidiary, HBMS, exercised the option held by its joint venture marketing company, Considar Metal Marketing Inc., to acquire 100% ownership of White Pine Copper Refinery Inc, a Michigan-based copper refinery. The acquisition is expected to close in late 2005 or early 2006. The purchase price to be paid for White Pine in US$13 million, subject to certain adjustments.

  On November 3, 2005, the Company announced that, through its wholly owned subsidiary, HBMS, it has entered into an agreement with Montana Resources, LLP to purchase copper concentrates from Montana Resources Butte mine in Montana. The long term agreement provides for the purchase of 10% of Montana Resources. Butte mine concentrate production, or approximately 13,000 dry metric tonnes in 2006, and 20% of annual production or approximately 26,000 dry metric tonnes each year thereafter. The agreement runs from 2006 to 2015 inclusive, subject to certain termination rights effective after December 31, 2008.

  On November 8, 2005, the Company announced that, through its wholly owned subsidiary, St. Lawrence Zinc Company, LLC (SLZ), it will reopen the Balmat No. 4 Zinc Mine (the Mine) in the Balmat zinc mining district of New York state. The Mine has been maintained to a high standard, during care and maintenance, since 2001. The Mine includes a 3,200 ft. deep shaft, underground development to five ore zones and extensive mining equipment as well as a 5,000 ton per day concentrator. SLZ also owns approximately 52,000 acres of exploration land in the Balmat district. Work to prepare the Mine for its reopening will begin during the fourth quarter of 2005.